Exhibit 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This Amendment No. 2 (the “Amendment”) to the Rights Agreement dated as of April 17, 2008 between American Science & Engineering, Inc., a Massachusetts corporation, and American Stock Transfer & Trust Company, LLC, a New York corporation, as rights agent, as amended on December 18, 2014 (the “Agreement”) is made and is effective as of June 20, 2016.  Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings accorded to them in the Agreement.

WHEREAS, the Company and Rights Agent have previously entered into the Agreement;

WHEREAS, the board of directors of the Company (the “Board”) has adopted a certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, OSI Systems, Inc., a Delaware corporation (the “Buyer”), and Apple Merger Sub, Inc., a Massachusetts corporation wholly owned by the Buyer (the “Transitory Subsidiary”) (the Buyer and the Transitory Subsidiary are collectively referred to herein as the “Other Parties”) at a meeting of the Board held on June 20, 2016 (the “Meeting”), pursuant to which the Transitory Subsidiary will be merged with and into the Company (the “Merger”);

WHEREAS, upon the effectiveness of the Merger, the Other Parties collectively will acquire more than 15% of the outstanding shares of the Company’s Common Stock, $0.66 2/3 par value per share (the “Company’s Common Stock”);

WHEREAS, the acquisition of more than 15% of the outstanding shares of the Company’s Common Stock would result in the acquiring entity or entities being deemed to be an “Acquiring Person” under the Agreement, which would trigger certain events pursuant to the terms of the Agreement;

WHEREAS, the Board has determined that, in connection with the Merger Agreement, it is necessary and desirable to amend the Agreement prior to the Company entering into the Merger Agreement so that (i) the Other Parties will not thereby become Acquiring Persons under the Agreement, (ii) neither a Distribution Date nor a Stock Acquisition Date will thereby occur, and (iii) the Expiration Date of the Agreement will be immediately prior to the Effective Time, as defined in the Merger Agreement;

WHEREAS, no Distribution Date has occurred; and

WHEREAS, a majority of the Board has approved and authorized this Amendment pursuant to Section 27 of the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

1.                                      The definition of “Acquiring Person” in Section 1 of the Agreement is hereby deleted and replaced in its entirety with the following:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include

(a)         the Company,

(b)         any Subsidiary of the Company,

(c)          any employee benefit plan of the Company or of any Subsidiary of the Company,

(d)         any Person organized, appointed, or established by the Company or a Subsidiary of the Company pursuant to the terms of any plan described in clause (c) above,

(e)          any Person who

(i)             is entitled to report, and has reported or is required to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than a disposition of the Common Stock) (a “13G Holder”) and,

(ii)          together with all Affiliates of such Person, is the Beneficial Owner of shares of Common Stock of the Company representing less than 20% of the shares of Common Stock of the Company then outstanding,

(iii)       provided, however, that a Person who was deemed a 13G Holder shall no longer be deemed such if such Person files a statement on Schedule 13D pursuant to Rule 13d-1(a), 13d-1(e), 13d-1(f) or 13d-1(g) of the General Rules and Regulations under the Exchange Act, and shall be deemed an Acquiring Person if it is the Beneficial Owner of in excess of 14.9% of the Common Stock of the Company then outstanding at any point from the time it first files such a statement on Schedule 13D; further provided that if at the time of such filing such Person’s Beneficial Ownership is in excess of 14.9%, then such Person shall, if requested to do so by the Company, within a specified number of Business Days (to be specified by the Company, but in no case fewer than 10 Business Days) following such request from the Company to such Person, reduce its Beneficial Ownership (together with that of all Affiliates of such Person) to 14.9% or less of the Common Stock of the Company before being deemed an “Acquiring Person” but shall be deemed an “Acquiring Person” if after reducing its Beneficial Ownership to 14.9% or less it subsequently becomes the Beneficial Owner of in excess of 14.9% of the Common Stock of the Company or if, prior to reducing its Beneficial Ownership to 14.9% or less, it increases (or makes any offer or takes any other action that would increase) its Beneficial Ownership of the then-outstanding Common Stock of the Company, other than as a result of a repurchase of Common Stock by the Company or any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan (any such repurchase being hereinafter referred to as a “Company Stock Buyback”), above the lowest Beneficial Ownership of such Person at any time during such 10-day period,

(f)           any Person who

(i)             within 10 Business Days of being requested by the Company to advise it regarding the same, certifies to the Company that such Person acquired shares of Common Stock in excess of 14.9% inadvertently or without knowledge of the terms of the Rights; provided, however, that if the Person requested to so certify fails to do so within 10 Business Days, then such Person shall become an Acquiring Person immediately after such 10 Business Day period,

(ii)          together with all of such Person’s Affiliates, thereafter does not acquire additional shares of Common Stock while the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, and

(iii)       if requested to do so by the Company, within a specified number of Business Days (to be specified by the Company, but in no case fewer than 10 Business Days) following such request from the Company to such Person, reduced its Beneficial Ownership of Common Stock to below 15% of the Common Stock then outstanding; provided, however, that if the Person requested to so reduce its Beneficial Ownership fails to do so within such specified number of Business Days, then such Person shall become an Acquiring Person immediately after such specified number of Business Days;

(g)          any Person who becomes the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding (20% in the case of a 13G Holder) solely as a result of a reduction in the number of shares of Common Stock outstanding due to a Company Stock Buyback, unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of 15% or more of the then outstanding shares of Common Stock (20% in the case of a 13G Holder), increases (or makes any offer or takes any other action that would increase) its Beneficial Ownership of the then-outstanding Common Stock of the Company (other than as a result of a Company Stock Buyback); or

(h)         OSI Systems, Inc. OSI Systems, Inc., a Delaware corporation (the “Buyer”), and Apple Merger Sub, Inc. (the “Buyer”), or Apple Merger Sub, Inc., a Massachusetts corporation wholly owned by the Buyer (the “Transitory

Subsidiary”) or any other subsidiary of the Buyer (the Buyer, the Transitory Subsidiary, and any other subsidiary of the Buyer are collectively referred to herein as the “Other Parties”), solely by reason of the execution, delivery or performance of the Agreement and Plan of Merger adopted by the Board at the meeting of the Board held on June 20, 2016, as it may be amended from time to time (the “Merger Agreement”), the consummation of the Merger (as defined in the Merger Agreement) or the other transactions contemplated by the Merger Agreement, the acquisition of beneficial ownership of shares of Company Common Stock by the Buyer or the Transitory Subsidiary pursuant to the Merger or compliance with the terms of the Merger Agreement.”

2.                                      The definition of “Distribution Date” set forth in Section 1 of the Agreement is hereby amended by adding the following sentence to the end of that definition:

“Notwithstanding anything in this Agreement to the contrary, no Distribution Date shall be deemed to have occurred by reason of (i) the execution, delivery, performance or amendment of the Merger Agreement, (ii) the performance or consummation of the Merger or (iii) the performance or consummation of any other transaction contemplated by the Merger Agreement.”

3.                                      The definition of “Stock Acquisition Date” set forth in Section 1 of the Agreement is hereby amended by adding the following sentence to the end of that definition:

“Notwithstanding anything in this Agreement to the contrary, no Stock Acquisition Date shall be deemed to have occurred by reason of (i) the execution, delivery, performance or amendment of the Merger Agreement, (ii) the performance or consummation of the Merger or (iii) the performance or consummation of any other transaction contemplated by the Merger Agreement.”

4.                                      The first sentence of Section 7.1 of the Agreement is hereby deleted and replaced in its entirety with the following:

“Except as otherwise provided herein, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby in whole or in part at any time from and after the Distribution Date and at or prior to the earlier of (i) Close of Business on April 16, 2018 and (ii) immediately prior to the Effective Time (as defined in the Merger Agreement) (the “Expiration Date”).”

5.                                      Section 11.1.2 of the Agreement is hereby amended by adding the following sentence to the end of that section:

“Notwithstanding anything else set forth in this Agreement, no event requiring an adjustment under this Section 11.1.2 shall be deemed to have occurred by reason of (i) the execution, delivery, performance or amendment of the Merger Agreement, (ii) the performance or consummation of the Merger or (iii) the performance or consummation of any other transaction contemplated by the Merger Agreement.”

6.                                      Section 15 of the Agreement is hereby amended by adding the following paragraph to the end of that section:

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable right, remedy or claim under this Agreement in connection with any transactions contemplated by the Merger Agreement.”

7.                                      A new Section 35 is hereby added to the end of the Agreement to read in its entirety as follows:

“35.  Merger Agreement.  Notwithstanding any other provision of this Agreement, (i) the execution, delivery and performance of the Merger Agreement or of any amendment thereto or (ii) the performance or consummation of any other transaction contemplated by the Merger Agreement shall not result in a Common Stock Event or in any way permit any Rights to be exercised pursuant to Section 11.1.2, Section 13, or otherwise for any capital stock, whether Common Stock, Preferred Stock, Equivalent Preferred Stock or other preferred stock, nor will such execution, acquisition, or consummation result in the occurrence of a Stock Acquisition Date, a Distribution Date, or any other separation of the Rights from the underlying shares of Common Stock or require or permit the Rights to be evidenced by, or to be transferable pursuant to, certificates separate from certificates for the shares of Common Stock, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of the Rights, including giving the holders of the Rights the right to acquire any capital stock, cash, or other property of any party to the Merger Agreement or any Affiliate of the Buyer or the Transitory Subsidiary. Notwithstanding any other provision of this Agreement, this Agreement shall be inapplicable to the events described in clauses (i) and (ii) above, and all Rights issued and outstanding under the Agreement shall expire immediately prior to the Effective Time (as defined in the Merger Agreement).”

8.                                      Except as specifically amended by this Amendment, the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed as of the date first above written.

American Science & Engineering, Inc.

By:	/s/ Charles P. Dougherty
Name:	Charles P. Dougherty
Title:	President and Chief Executive Officer

Attest

By:	/s/ Michael J. Muscatello
Name:	Michael J. Muscatello
Title:	General Counsel, Vice President and Secretary

American Stock Transfer & Trust Company

By:	/s/ Michael A. Nespoli
Name:	Michael A. Nespoli
Title:	Executive Director

Attest

By:	/s/ Alexandria Albrecht
Name:	Alexandria Albrecht
Title:	Vice President

[Signature page to Amendment No. 2 to Rights Agreement]